

December 18, 2012

Via Facsimile
Mr. Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, TX 77002

      Re: Oasis Petroleum Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2011
              Filed February 28, 2012
              File No. 001-34776

Dear Mr. Lou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 5

Proved Undeveloped Reserves, page 11

1.   We note your disclosure stating that all of your proved undeveloped reserves ("PUDs") at December 31, 2011 are expected to be developed within the next five years. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please tell us the number of locations scheduled for development beyond five years from initial booking and describe the PUDs attributed to them.

2. The discussion of the changes to your proved undeveloped reserves appears to solely address the conversion to proved developed status. Please note that Item 1203(b) of Regulation S-K requires the disclosure of all material changes in proved undeveloped reserves that occurred during the year. Please revise to explain the material changes to your proved undeveloped reserves due to extensions and discoveries, revisions of previous estimates, and acquisitions / divestitures of minerals in place.

Independent Petroleum Engineers, page 11

3. We noted the disclosure regarding your independent petroleum engineers makes reference to "generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Alternatively, please confirm that you will not refer to "generally accepted petroleum engineering and evaluation principles" in future Exchange Act filings.

Acreage, page 14

4. We note the disclosure of undeveloped acreage in your filing indicates that more than 50% (i.e., 31,905 acres in 2012, 35,055 acres in 2013, and 18,192 acres in 2014) of your undeveloped acreage is scheduled to expire by December 31, 2014. Please tell us about the PUDs associated with the expiring properties and describe the progress you have made with regard to conversion during the current year. With your response, please provide a drilling/conversion schedule for all of your PUDs and identify those associated with the expiring acreage.

5. Please tell us whether delay rentals are available for the undeveloped acreage expiring through December 31, 2014 and whether the related fees are material. With your response, please also tell us about the potential impact of third party leases that become immediately effective if your leases expire, as described on page 35 of your Form 10-K.

6. It appears that your disclosure of acreage held by production is provided on a gross basis. Please tell us how you considered providing this information on a net basis.

Financial Statements

Consolidated Statement of Operations, page 73

7. Please tell us how you considered providing earnings per share information for each of the years for which financial statements are presented. The guidance per FASB ASC

260-10-15-2 requires the presentation of historical EPS information for all entities that have issued common stock which is traded in a public market.

Notes to Consolidated Financial Statements

Note 7 – Accrued Liabilities, page 87

8.   Please describe the nature of the accrued capital costs of $106.4 million and $50.0 million recorded as of December 31, 2011 and 2010, respectively. Please also tell us about the $9.5 million in revenue suspense recorded as a component of revenues and production taxes payable on your consolidated balance sheet.

Note 8 – Long-Term Debt, page 88

9.   We note that you issued senior unsecured debt in February 2011 and November 2011 that is guaranteed by your material subsidiaries. These guarantees are described in your Form 10-K as full and unconditional and joint and several among the guarantors. Please tell us how you considered providing disclosure in your Form 10-K describing any qualifications to the subsidiary guarantees.

Note 16 – Consolidating Financial Statements, page 97

10.   We note that you have presented consolidating financial information in connection with the debt guaranteed by your material subsidiaries. It does not appear that you have presented this information for each of the years for which financial statements are presented in your filing. Specifically, it does not appear that a consolidating statement of operations and a consolidating statement of cash flows are presented for the fiscal year ended December 31, 2009. In this regard, please tell us how you considered Rule 3-10(f)(4) of Regulation S-X.

Note 18 – Supplemental Oil and Gas Reserve Information, page 103

11.   We note you have provided disclosure pursuant to FASB ASC 932-235-50-5 explaining the significant changes to your proved reserves. Please revise to more clearly indicate the impact of the material causal factors identified as part of this disclosure. For example, as part of the discussion of the net negative revision of previous estimates for the fiscal year ended December 31, 2011, reference is made to the change in realized prices. However, it appears that the change to your commodity price assumptions for oil would have resulted in an increase in your proved reserves during 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief